Exhibit 2.2

Amendment No. 1 to Stock Purchase Agreement

This Amendment No. 1 to Stock Purchase Agreement (this “Amendment”) is entered into as of this 25th day of March, 2015. Reference is made to that certain Stock Purchase Agreement, dated as of February 3, 2015 (the “SPA”), by and among Nuverra Environmental Solutions, Inc. (“Seller”), Heckmann Environmental Services, Inc. (“Holdco”), Thermo Fluids Inc. (the “Company”) and Safety-Kleen, Inc. (“Buyer”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the SPA.

WHEREAS, Seller, Holdco, the Company and Buyer are parties to the SPA; and

WHEREAS, Seller and Buyer desire to amend to SPA to change certain provisions regarding the Outside Date and the timing of the Closing, in each case as provided herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Buyer and Seller hereby agree that, pursuant to Section 10.09 of the SPA, the SPA shall be amended as follows:

1.	The date “March 31, 2015” contained in the definition of “Outside Date” in Article I of the SPA is deleted and replaced with the date “April 30, 2015.”

2.	Section 2.06 is deleted in its entirety and replaced with the following:

“Section 2.06 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be effective as of: (a) 10:00 a.m. EDT on April 10, 2015, if all of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) at or prior to April 8, 2015; (b) 12:01 a.m. EDT on April 11, 2015, if the deadline specified in clause (a) has not been meet and, subject to the next sentence, all of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) at or prior to 11:59 p.m. EDT on April 10, 2015; (c) 10:00 a.m. EDT on April 15, 2015, if neither of the deadlines specified in clauses (a) or (b) above has been met but all of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) on or prior to April 14, 2015; or (d) 10:00 a.m. EDT on the first Friday following the second Business Day after the last of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), if neither of the deadlines specified in clauses (a), (b) or (c) above has been met, in each case either remotely, via electronic exchange of executed documents, or at the offices of Davis, Malm & D’Agostine, P.C. (“DMD”), One Boston Place, 37th floor, Boston, MA 02108, or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”). If the Closing occurs pursuant to clause (b) above, then the provisions contained in Sections 2.03, 7.02 and 7.03 shall be subject to the procedures set forth in Annex A - Escrow Closing Procedures, attached hereto.”

3.	A new Annex A - Escrow Closing Procedures shall be inserted at the end of this Agreement, which shall read as follows:

“Annex A - Escrow Closing Procedures

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(a) All amounts to be paid at the Closing pursuant to Sections 2.03(a)(i) through (iii) and Section 2.05 shall, at or prior to the Closing, in lieu of being paid to the parties specified in such sections, be paid to, and not withdrawn from, DMD’s account at Eastern Bank, and, in addition to all other Seller closing conditions specified in Section 7.03, Buyer shall certify that such amounts were paid to, and not withdrawn from, DMD’s account at Eastern Bank.

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(b) Following the Closing, the amounts paid by Buyer to DMD’s account at Eastern Bank pursuant to clause (a) above shall be held in escrow by DMD on behalf and for the benefit of, and as agent for, Seller.

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(c) In addition to all other Seller closing conditions specified in Section 7.03, Seller shall have received a letter from DMD, in the form attached hereto as Annex B, stating unconditionally that, as soon as practicable after 9:00 a.m. EDT on April 13, 2015 (the “Funding”), DMD shall instruct Eastern Bank immediately to pay all such amounts to all such parties as specified in Sections 2.03(a)(i) through (iii) and Section 2.05.

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(d) The deliverable specified in Section 2.03(b)(i) shall, in lieu of being delivered at the Closing, be delivered immediately following the Funding, and the conditions to the Closing specified in Section 7.02(o) and Sections 7.03(h) through (j) and the covenant in Section 5.15 relating to the termination of liens in favor of Wells Fargo Bank, National Association shall not be required to have been satisfied at the Closing, but shall be satisfied immediately following the Funding.”

4.	Except as expressly amended hereby, the SPA is hereby ratified and confirmed in all respects and shall continue in full force and effect.

5.
This Amendment may be executed in multiple counterparts (including by means of telecopied signature pages), and one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument. A facsimile signature or scanned signature in PDF format on this Amendment, if identified, legible and complete, will be regarded as an original signature.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to Stock Purchase Agreement as of the date first indicated above.

Nuverra Environmental Solutions, Inc.

By: /s/ Mark D. Johnsrud
Name: Mark D. Johnsrud
Title: Chairman and Chief Executive Officer

Safety-Kleen, Inc.

By: /s/ James M. Rutledge
Name: James M. Rutledge
Title: Executive Vice President

Annex B - DMD Letter

[DMD Letterhead]

April 11, 2015

Nuverra Environmental Solutions, Inc.
14624 North Scottsdale Road, Suite 300
Scottsdale, AZ 85254
Attn: Mark Johnsrud, Chief Executive Officer

Re: Thermo Fluids Inc.

Dear Mr. Johnsrud:

Reference is made to that certain Stock Purchase Agreement, dated as of February 3, 2015 (the “SPA”), by and among Nuverra Environmental Solutions, Inc. (“Seller”), Heckmann Environmental Services, Inc., Thermo Fluids Inc. and Safety-Kleen, Inc. (“Buyer”). Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the SPA. The terms “we” and “us” as used herein refer to Davis, Malm & D’Agostine, P.C.

Seller and Buyer have informed us that the Closing has occurred, effective as of 12:01 a.m. EDT on April 11, 2015. Buyer has deposited into our account at Eastern Bank the amount of $[ ].

We, on behalf and for the benefit of, and as agent for, Seller, hereby unconditionally covenant and agree that, as soon as practicable after 9:00 a.m. EDT on April 13, 2015, we will instruct Eastern Bank immediately to initiate wire transfers, in the amounts and to the recipients specified in the funds flow memorandum attached hereto as Exhibit A.

Sincerely yours,